

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

September 27, 2006

<u>Via Mail and Fax</u>

Javier Segovia Serrano
Chief Executive Officer
Grupo TMM, S.A.
Avenida de la Cuspide, No. 4755
Colonia Parques del Pedregal,
14010 Mexico City, D.F., Mexico

> **RE:** **Grupo TMM, S.A.**
> **Form 20-F: For the Year Ended December 31, 2005**
> **Form 6-K: Furnished April 28, 2006 and July 28, 2006**
> **File Number: 333-14194**

Dear Mr. Serrano:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 20-F: For the Year Ended December 31, 2005

Item 4. Information on the Company, page 20
Maritime Operations, page 25
Product Tankers, page 26

1. We note that two of the five product tankers do not have double hulls and therefore may be prohibited from transporting product under the OPA 90 and IMO at a future time. Please consider expanding your disclosure to discuss the date(s) within which these tankers must be in compliance with the respective laws, and your plans to modify and/or continue to operate these vessels. Include the amount of expenditures that would be required to modify these vessels for continued operation in compliance with these laws or the impacts to your operations should these vessels be removed from service.

Item 5. Operating and Financial Review and Prospects, page 40
Fiscal Year ended December 31, 2005 Compared to Fiscal Year ended December 31, 2004, page 44
Benefit (Provision) for Income Taxes, page 46

2. Please consider expanding your disclosure to discuss in greater detail why there was a benefit for 2005 and a provision for 2004 when both years reported a similar level of losses. Include in your disclosure how the amount of fiscal assets is factored into determining the amount of income taxes recorded. Also, include in your disclosure the effect of changes in the valuation allowance for deferred income tax assets and how nondeductible expenses increase the benefit.

Outlook on Capital Expenditures, page 59

3. Please consider expanding your disclosure in regard to the expansion possibilities you are pursuing and the amount or range of amounts anticipated to be spent for these possibilities and capital expenditures in the subsequent fiscal year.

Item 18. Financial Statements, F-1
Consolidated Statements of Cash Flows, page F-7

4. It is not clear to us how the 2005 amounts for "restricted cash," "other accounts receivable and related parties" and "accounts payable and accrued expenses" in cash flows from operating activities relate to the changes in the respective amounts reported on the balance sheet for these items. Please reconcile for us.

Notes to the Consolidated Financial Statements, page F-8
Note 2. Non-current Assets Held for Sale and Discontinued Operations, page F-10

5. We note in the Form 6-K filed on October 28, 2005 that the Colombian port assets were in the process of being sold. It appears that the Colombian port operations may be a separate cash generating unit pursuant to IFRS 5. In this regard, please explain to us why the related operations were not classified as discontinued operations for all periods presented.

Sale of the shares of Grupo TFM, page F-11

6. It is not clear from your disclosures how the gain on the sale of Grupo TFM was determined. Please explain to us and disclose in your filing how the gain was computed, including any related taxes netted therein.

7. Additionally, please tell us how the amount of $581,054 in 2005 for the sale of shares of subsidiaries presented in the consolidated statement of cash flow was determined, and in particular, the amount associated with the sale of Grupo TFM.

Note 4. Summary of Significant Accounting Policies, page F-14

8. You disclose elsewhere in your filing that administrative costs have been allocated to your segments (for example footnote (h) on page 7 and in the discussion of each segment's operating profit on page 45). Please consider disclosing the methodology for allocating administrative costs to your segments. Include in your disclosure the consistency of the methodology for all years presented and management's representation that the method used is reasonable.

Note 4(z). New accounting pronouncements, page F-20

9. IAS 19 "Employee Benefits" was revised in December 2004. Paragraph 120A of this revision added many disclosure requirements in convergence with US GAAP that appear to be applicable to you effective January 1, 2006 per paragraph 159B. In this regard, please consider disclosing the impact of adopting IAS 19 as revised in regard to your disclosures and any impacts in computations of the amounts of benefits that may be applicable.

Note 21. Income Tax …, page F-31

10. In regard to the table for reconciliation of the statutory rate, please consider disclosing individual items contained in "Other-net" of $35,388 for 2005 in excess of five percent, pursuant to Rule 4-8(h)(2) of Regulation S-X.

Form 6-K: Furnished April 28, 2006

11. We note the disclosure of the change in accounting policy in regard to recording shipping agencies results indicated in the first bullet on the first page of exhibit 99.1. Please explain to us the changes made, the basis for the change, and the impact to your segment and consolidated results of operations.

Form 6-K: Furnished July 28, 2006

12. Please explain to us how you have accounted for the past due bonuses paid to TMM employees in 2006 and tell us the amount of these bonuses. As part of your response, explain why you have not recorded compensation expense in prior years for the amounts due.

13. For statement of cash flow purposes, it is not clear how the: (a) $35 million of cash received in the VAT/put option settlement was classified; and (b) why an adjustment for discontinued operations in operating activities is proper when net income before discontinued operations is the starting point. Please advise. Additionally, explain to us the components that make up the $68.715 million amount of the adjustment for discontinued operations.

****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   · the company is responsible for the adequacy and accuracy of the disclosures in the filings;
   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
   · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

　　　　You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Michael Fay
　　　　　　　　　　　　　　　　　　Accounting Branch Chief

cc: Juan Fernandez Galeazzi, Chief Financial Officer